Exhibit 99.1

Yatsen Announces Second Quarter 2025 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 21, 2025

GUANGZHOU, China, August 21, 2025 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•
Total net revenues for the second quarter of 2025 increased by 36.8% to RMB1.09 billion (US$151.7 million) from RMB794.5 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the second quarter of 2025 increased by 78.7% to RMB581.3 million (US$81.1 million) from RMB325.2 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the second quarter of 2025 were 53.5%, as compared with 40.9% for the prior year period.

•
Gross margin for the second quarter of 2025 increased to 78.3% from 76.7% for the prior year period.
•
Net loss for the second quarter of 2025 narrowed by 77.2% to RMB19.5 million (US$2.7 million) from RMB85.5 million for the prior year period. Non-GAAP net income2 for the second quarter of 2025 was RMB11.5 million (US1.6 million), as compared with non-GAAP net loss of RMB74.9 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “With the vision of becoming a world-class pioneer in beauty innovation, we remained focused in the second quarter of 2025 on executing our strategy to deliver high-quality products and build strong brand equity, fueled by our enhanced R&D capabilities. Key products including Galénic’s Brightening Micro Mask, DR.WU’s Purifying Renewal Essence Toner, and Perfect Diary’s Translucent Blurring Setting Powder contributed to our continued growth momentum. Looking ahead, we are committed to the disciplined execution of our R&D-driven strategy, which we believe will further strengthen our position in the beauty industry.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “We delivered solid year-over-year growth in the second quarter, leveraging the tailwind of the June 18 shopping festival. Specifically, our color cosmetics brands have returned to a growth trajectory, while our skincare brands maintained strong performance. As operating leverage began to take effect, coupled with our efforts to improve efficiency in our operations and marketing spend, we remain on track to achieve profitable growth.”

Second Quarter 2025 Financial Results

Net Revenues

Total net revenues for the second quarter of 2025 increased by 36.8% to RMB1.09 billion (US$151.7 million) from RMB794.5 million for the prior year period. The increase was primarily due to a 78.7% year-over-year increase in net revenues from Skincare Brands, combined with an 8.8% year-over-year increase in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2025 increased by 39.5% to RMB850.4 million (US$118.7 million) from RMB609.4 million for the prior year period. Gross margin for the second quarter of 2025 increased to 78.3% from 76.7% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross-margin products.

Operating Expenses

Total operating expenses for the second quarter of 2025 increased by 21.7% to RMB905.9 million (US$126.5 million) from RMB744.6 million for the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2025 were 83.4%, as compared with 93.7% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the second quarter of 2025 were RMB63.3 million (US$8.8 million), as compared with RMB51.2 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2025 decreased to 5.8% from 6.4% for the prior year period. The decrease was primarily due to further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the second quarter of 2025 were RMB722.4 million (US$100.8 million), as compared with RMB544.7 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the second quarter of 2025 decreased to 66.5% from 68.6% for the prior year period. The decrease was primarily driven by the leveraging effect of higher total net revenues in the second quarter of 2025.
•
General and Administrative Expenses. General and administrative expenses for the second quarter of 2025 were RMB84.1 million (US$11.7 million), as compared with RMB119.1 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2025 decreased to 7.7% from 15.0% for the prior year period. The decrease was primarily driven by lower payroll expenses resulting from a reduction in general and administrative headcount, coupled with the leveraging effect of higher total net revenues in the second quarter of 2025.

•
Research and Development Expenses. Research and development expenses for the second quarter of 2025 were RMB36.1 million (US$5.0 million), as compared with RMB29.7 million for the prior year period. As a percentage of total net revenues, research and development expenses for the second quarter of 2025 decreased to 3.3%

from 3.7% for the prior year period. The decrease was primarily driven by the leveraging effect of higher total net revenues in the second quarter of 2025.

Loss from Operations

Loss from operations for the second quarter of 2025 was RMB55.5 million (US$7.7 million), as compared with RMB135.2 million for the prior year period. Operating loss margin was 5.1%, as compared with 17.0% for the prior year period.

Non-GAAP loss from operations4 for the second quarter of 2025 was RMB20.4 million (US$2.8 million), as compared with RMB111.9 million for the prior year period. Non-GAAP operating loss margin5 was 1.9%, as compared with 14.1% for the prior year period.

Net Loss/Income

Net loss for the second quarter of 2025 was RMB19.5 million (US$2.7 million), as compared with RMB85.5 million for the prior year period. Net loss margin was 1.8%, as compared with 10.8% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the second quarter of 2025 was RMB0.19 (US$0.03), as compared with RMB0.77 for the prior year period.

Non-GAAP net income for the second quarter of 2025 was RMB11.5 million (US$1.6 million), as compared with non-GAAP net loss of RMB74.9 million for the prior year period. Non-GAAP net income margin was 1.1%, as compared with non-GAAP net loss margin of 9.4% for the prior year period. Non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the second quarter of 2025 was RMB0.13 (US$0.02), as compared with non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.67 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

5 Non-GAAP operating loss margin is a non-GAAP financial measure, which is defined as non-GAAP net loss from operations as a percentage of total net revenues.

6 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares.

7 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests.

Balance Sheet and Cash Flow

As of June 30, 2025, the Company had cash, restricted cash and short-term investments of RMB1.35 billion (US$188.6 million), as compared with RMB1.36 billion as of December 31, 2024.

Net cash generated from operating activities for the second quarter of 2025 was RMB77.7 million (US$10.8 million), as compared with net cash used in operating activities of RMB148.2 million for the prior year period.

Business Outlook

For the third quarter of 2025, the Company expects its total net revenues to be between RMB778.6 million and RMB880.1 million, representing a year-over-year increase of approximately 15% to 30%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Thursday, August 21, 2025, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2025.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992

The replay will be accessible through Thursday, August 28, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6410660

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary,Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	817,395	953,535	133,108
Restricted cash	-	47,048	6,568
Short-term investments	539,130	350,771	48,966
Accounts receivable, net	214,558	224,902	31,395
Inventories, net	386,054	392,323	54,766
Prepayments and other current assets	381,404	403,308	56,300
Amounts due from related parties	9,113	2,553	356
Total current assets	2,347,654	2,374,440	331,459
Non-current assets
Investments	664,579	662,961	92,546
Property and equipment, net	74,373	67,181	9,378
Goodwill, net	155,029	155,029	21,641
Intangible assets, net	559,708	579,729	80,927
Deferred tax assets	1,381	1,495	209
Right-of-use assets, net	147,501	177,681	24,803
Other non-current assets	20,642	24,744	3,454
Total non-current assets	1,623,213	1,668,820	232,958
Total assets	3,970,867	4,043,260	564,417
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts and notes payable	72,090	148,184	20,686
Advances from customers	19,574	18,987	2,650
Accrued expenses and other liabilities	460,143	384,315	53,648
Amounts due to related parties	28,884	41,171	5,747
Income tax payables	20,088	17,103	2,387
Lease liabilities due within one year	39,409	48,694	6,797
Total current liabilities	640,188	658,454	91,915
Non-current liabilities
Deferred tax liabilities	103,306	108,661	15,168
Deferred income-non current	14,832	6,714	937
Lease liabilities	109,526	130,517	18,219
Total non-current liabilities	227,664	245,892	34,324
Total liabilities	867,852	904,346	126,239
Redeemable non-controlling interests	50,984	47,787	6,671
Shareholders' equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2024 and June 30, 2025; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024 and June 30, 2025; 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024, 1,276,392,603 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of June 30, 2025)

	173	173	24
Treasury shares	(1,276,330)	(1,246,804)	(174,047)
Additional paid-in capital	12,273,767	12,279,628	1,714,170
Statutory reserve	28,147	28,147	3,929
Accumulated deficit	(8,057,297)	(8,080,268)	(1,127,962)
Accumulated other comprehensive income	86,866	112,454	15,701
Total Yatsen Holding Limited shareholders' equity	3,055,326	3,093,330	431,815
Non-controlling interests	(3,295)	(2,203)	(308)
Total shareholders' equity	3,052,031	3,091,127	431,507
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,970,867	4,043,260	564,417

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	794,521	1,086,732	151,702	1,567,876	1,920,265	268,059
Total cost of revenues	(185,102)	(236,335)	(32,991)	(357,509)	(410,741)	(57,337)
Gross profit	609,419	850,397	118,711	1,210,367	1,509,524	210,722
Operating expenses:
Fulfilment expenses	(51,163)	(63,288)	(8,835)	(102,611)	(115,131)	(16,072)
Selling and marketing expenses	(544,659)	(722,405)	(100,844)	(1,083,852)	(1,276,220)	(178,153)
General and administrative expenses	(119,106)	(84,072)	(11,736)	(259,205)	(148,955)	(20,793)
Research and development expenses	(29,678)	(36,116)	(5,042)	(57,604)	(58,753)	(8,202)
Total operating expenses	(744,606)	(905,881)	(126,457)	(1,503,272)	(1,599,059)	(223,220)
Loss from operations	(135,187)	(55,484)	(7,746)	(292,905)	(89,535)	(12,498)
Financial income	28,829	11,467	1,601	57,441	22,073	3,081
Foreign currency exchange (loss) gain	(3,462)	5,507	769	(11,095)	16,171	2,257
Income from equity method investments, net	12,724	877	122	16,000	3,382	472
Other income, net	13,191	17,395	2,428	19,496	21,637	3,020
Loss before income tax expenses	(83,905)	(20,238)	(2,826)	(211,063)	(26,272)	(3,668)
Income tax (expenses) benefits	(1,589)	763	107	702	1,196	167
Net loss	(85,494)	(19,475)	(2,719)	(210,361)	(25,076)	(3,501)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	7,220	1,807	252	7,488	2,105	294
Net loss attributable to Yatsen's shareholders	(78,274)	(17,668)	(2,467)	(202,873)	(22,971)	(3,207)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,043,644,209	1,854,988,850	1,854,988,850	2,092,400,120	1,846,275,864	1,861,746,795
Diluted	2,043,644,209	1,854,988,850	1,854,988,850	2,092,400,120	1,846,275,864	1,861,746,795
Net loss per Class A and Class B ordinary share
Basic	(0.04)	(0.01)	(0.00)	(0.10)	(0.01)	(0.00)
Diluted	(0.04)	(0.01)	(0.00)	(0.10)	(0.01)	(0.00)
Net loss per ADS (20 ordinary shares equal to 1 ADS)
Basic	(0.77)	(0.19)	(0.03)	(1.94)	(0.25)	(0.03)
Diluted	(0.77)	(0.19)	(0.03)	(1.94)	(0.25)	(0.03)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2024	2025	2025	2024	2025	2025
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment (income) expenses	(178)	93	13	(102)	191	27
Selling and marketing (income) expenses	(7,246)	1,795	251	(4,590)	2,552	356
General and administrative expenses	17,128	20,638	2,881	48,755	28,369	3,960
Research and development (income) expenses	(1,549)	1,429	199	(231)	1,469	205
Total	8,155	23,955	3,344	43,832	32,581	4,548

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(135,187)	(55,484)	(7,746)	(292,905)	(89,535)	(12,498)
Share-based compensation expenses	8,155	23,955	3,344	43,832	32,581	4,548
Amortization of intangible assets resulting from assets and business acquisitions	15,103	11,147	1,556	30,159	21,708	3,030
Non-GAAP loss from operations	(111,929)	(20,382)	(2,846)	(218,914)	(35,246)	(4,920)
Net loss	(85,494)	(19,475)	(2,719)	(210,361)	(25,076)	(3,501)
Share-based compensation expenses	8,155	23,955	3,344	43,832	32,581	4,548
Amortization of intangible assets resulting from assets and business acquisitions	15,103	11,147	1,556	30,159	21,708	3,030
Revaluation of investments on the share of equity method investments	(13,632)	(3,141)	(438)	(20,671)	(9,151)	(1,277)
Tax effects on non-GAAP adjustments	983	(991)	(138)	(1,637)	(1,424)	(199)
Non-GAAP net (loss) income	(74,885)	11,495	1,605	(158,678)	18,638	2,601
Net loss attributable to Yatsen's shareholders	(78,274)	(17,668)	(2,467)	(202,873)	(22,971)	(3,207)
Share-based compensation expenses	8,155	23,955	3,344	43,832	32,581	4,548
Amortization of intangible assets resulting from assets and business acquisitions	14,607	10,743	1,500	29,389	20,922	2,921
Revaluation of investments on the share of equity method investments	(13,632)	(3,141)	(438)	(20,671)	(9,151)	(1,277)
Tax effects on non-GAAP adjustments	1,039	(963)	(134)	(1,581)	(1,368)	(191)
Non-GAAP net (loss) income attributable to Yatsen's shareholders	(68,105)	12,926	1,805	(151,904)	20,013	2,794
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,043,644,209	1,854,988,850	1,854,988,850	2,092,400,120	1,846,275,864	1,861,746,795
Diluted	2,043,644,209	1,998,882,473	1,998,882,473	2,092,400,120	1,980,640,851	1,995,977,934
Non-GAAP net (loss) income attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.03)	0.01	0.00	(0.07)	0.01	0.00
Diluted	(0.03)	0.01	0.00	(0.07)	0.01	0.00
Non-GAAP net (loss) income attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS)
Basic	(0.67)	0.14	0.02	(1.45)	0.22	0.03
Diluted	(0.67)	0.13	0.02	(1.45)	0.20	0.03